Exhibit 12.2
Calculation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends

	Year Ended December 31,
	2008		2007	2006		2005		2004
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investees	(38,132)		(248,767)	(11,750)		(12,390)		(14,321)

Fixed charges:
Interest expense (a)	101,144		83,025	26,570		21,795		22,114
Interest portion of rent expense (b)	8,845		4,351	2,956		2,504		1,849

Fixed charges	109,989		87,376	29,526		24,299		23,963

Preference dividends	23,315		—	—		—		1,248

Total combined fixed charges and preference dividends	133,304		87,376	29,526		24,299		25,211

Total earnings (loss)	71,857		(161,391)	17,776		11,909		9,642

Ratio of earnings to combined fixed charges and preference dividends	0.5	x	—	0.6	x	0.5	x	0.4	x
Ratio of coverage deficiency	(c	)	(c )	(c	)	(c	)	(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the net losses for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, there were insufficient earnings of $61.4 million, $248.9 million, $11.8 million, $12.4 million and $15.6 million, respectively, to cover combined fixed charges and preference dividends.